14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex
Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

02055572

Béghin Say

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-10-07-01
E-mail : cchalon@fr.beghin-say.com

RECEIVED
OCT 28 2002

October 11th 2002

SUPPL

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Publication of the accounts as of June 30, 2002 in the "Bulletin des Annonces Légales Obligatoires",
- Semi-annual report Quaterly newsletter June 30, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Catherine CHALON-SZYMANEK
General Secretary

11/19

PUBLICATIONS PÉRIODIQUES

(COMPTES ANNUELS, SITUATIONS TRIMESTRIELLES, TABLEAUX D'ACTIVITÉ ET DE RÉSULTATS, CHIFFRES D'AFFAIRES, INVENTAIRES DE PORTEFEUILLE)

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

BEGHIN-SAY

Société anonyme au capital social de 25 668 609 €.
Siège social : 59239 Thumeries.
414 713 628 R.C.S. Lille.

I. — **Bilan consolidé au 30 juin 2002.**
(En millions d'euros.)

	30/06/02	30/06/01	31/12/01
Immobilisations incorporelles	590,6	540,6	638,5
Ecarts d'acquisition	58,2		74,4
Immobilisations corporelles	375,9	609,8	598,1
Immobilisations financières :			
Titres mis en équivalence	35,6	33,9	34,2
Participations non consolidées	6,4	15,3	10,9
Autres immobilisations financières	1,6	106,2	10,8
Total	43,6	155,4	55,9
Actif immobilisé	1 068,3	1 305,8	1 366,9
Impôts différés nets	18,7		29,6
Stocks et en-cours	281,3	488,4	991,6
Créances clients	135,1	229,2	223,0
Autres créances	140,1	231,2	193,8
Valeurs mobilières de placement	42,9	6,6	6,7
Disponibilités	33,8	76,2	33,3
Actif circulant	651,9	1 031,6	1 478,0
Total actif	1 720,2	2 337,4	2 844,9

	30/06/02	30/06/01	31/12/01
Capitaux propres :			
Capital	25,6	25,7	25,6
Primes	476,6	476,7	476,6
Réserves	23,6	– 3,1	– 8,6
Ecarts de conversion	– 15,8	1,5	16,9
Résultat net	75,6	27,9	74,9
Capitaux propres – Part du groupe	585,6	528,7	585,4
Intérêts minoritaires	16,5	39,2	43,1
Capitaux propres de l'ensemble	602,1	567,9	628,5
Subventions d'investissement	0,1	0,2	0,2
Provisions pour risques et charges	33,6	149,4	42,3
Ecarts d'acquisition négatifs			207,8
Dettes financières	785,5	1 242,0	1 212,2
Dettes fournisseurs	105,6	204,9	467,4
Autres dettes	193,3	173,0	286,5
Total passif	1 720,2	2 337,4	2 844,9
Endettement financier net	708,8	1 064,0	1 169,9

II. — **Compte de résultat consolidé.**
(En millions d'euros.)

	30/06/02	30/06/01	2001
Produits d'exploitation :			
Chiffre d'affaires	779,8	877,0	1 871,8
Autres produits d'exploitation	10,1	30,7	55,3
	789,9	907,7	1 927,1
Charges d'exploitation :			
Achats et variations de stocks	529,6	682,2	1 041,3
Impôts, taxes et versements assimilés	23,9	– 6,6	78,9
Charges de personnel	38,8	38,8	189,2
Dotations (reprises) aux amortissements	12,6	10,5	70,5
Autres charges d'exploitation	99,8	94,0	339,4
	704,7	818,9	1 719,3
Résultat d'exploitation	85,2	88,8	207,8
Résultat financier	– 20,2	– 24,9	– 45,6
Résultat courant avant impôts	65,0	63,9	162,2
Résultat exceptionnel	41,2	– 18,1	– 37,1
Impôt sur les bénéfices	– 33,5	– 19,3	– 53,7
Résultat net des sociétés intégrées	72,7	26,5	71,4
Quote-part dans les résultats des sociétés mises en équivalence	2,0	1,3	2,0
Dotations aux amortissements des écarts d'acquisition	0,4	– 0,2	4,9
Résultat de l'ensemble consolidé	75,1	27,6	78,3
Intérêts minoritaires	0,5	0,3	– 3,4
Résultat net – Part du groupe	75,6	27,9	74,9
Bénéfice net par action (en euros)	2,96	1,09	2,93
Nombre moyen d'actions en circulation	25 514 276	25 668 609	25 535 170
Résultats de la société-mère :			
Chiffre d'affaires	511	549	1 168
Résultat courant avant impôts	47	65	143
Résultat net	48	15	52

III. — **Tableau des flux de trésorerie consolidés.**
(En millions d'euros.)

	30/06/02	30/06/01	31/12/01
Flux provenant des (affectés aux) activités opérationnelles :			
Résultat d'exploitation	85,2	88,8	207,8

	30/06/02	30/06/01	31/12/01
Dotations aux amortissements exploitation	12,6	10,5	70,5
Dotations (reprises) aux provisions exploitation	- 1,7	- 0,2	1,0
Excédent brut d'exploitation	96,1	99,1	279,3
Incidence de la variation des décalages de trésorerie	131,6	135,4	- 6,6
Flux de trésorerie provenant de l'exploitation	227,7	234,5	272,7
Intérêts payés nets	- 20,2	- 24,9	- 45,6
Impôts sur les bénéfices payés	- 67,5	- 11,3	- 35,7
Dividendes encaissés des sociétés mises en équivalence	0,6	0,4	0,4
Autres charges nettes décaissées	- 5,8	- 19,4	- 26,0
Total	134,8	179,3	165,8
Flux provenant des (affectés aux) opérations d'investissement :			
Acquisitions d'immobilisations corporelles	- 29,8	- 34,9	- 72,9
Acquisitions d'autres éléments de l'actif immobilisé	- 2,6	- 2,7	- 9,6
Cessions d'éléments de l'actif immobilisé	1,4	12,6	26,7
Subventions d'investissement reçues			
(Acquisitions) cessions de filiales consolidées	265,2	- 13,3	- 97,3
Trésorerie nette des filiales acquises ou cédées	131,1		8,4
Incidence de la variation des décalages de trésorerie	6,0	- 15,9	- 9,1
Total	371,3	- 54,2	- 153,8
Flux provenant des (affectés aux) opérations de financement :			
Dividendes versés aux actionnaires de Béghin-Say	- 43,3	- 36,5	- 36,5
Dividendes versés aux minoritaires des filiales consolidées	- 0,1	- 0,1	- 0,1
Titres d'autocontrôle de Béghin-Say SA	0,6	- 0,1	- 5,2
Nouveaux (remboursements) emprunts	- 422,9	- 29,1	43,5
Incidence de la variation des décalages de trésorerie			
Total	- 465,7	- 65,8	1,7
Incidence des variations de taux de change	- 3,7		2,8
Variation de trésorerie	36,7	59,3	16,5
Trésorerie à l'ouverture	40,0	23,5	23,5
Trésorerie de clôture	76,7	82,8	40,0

Le poste trésorerie comprend les rubriques disponibilités et valeurs mobilières de placement.

IV. — **Variation des capitaux propres consolidés.**
(En millions d'euros.)

	30/06/02	30/06/01	31/12/01
Capitaux propres - Part du groupe à l'ouverture	585,4	557,8	557,8
Compte d'ordre		- 21,9	- 22,5
Titres d'autocontrôle Béghin-Say SA	0,6	- 0,1	- 5,2
Dividendes distribués	- 43,3	- 36,5	- 36,5
Résultat de la période	75,6	27,9	74,9
Ecarts de conversion	- 32,7	1,5	16,9
Capitaux propres - Part du groupe à la clôture	585,6	528,7	585,4

V. — **Annexe aux comptes consolidés.**

1. - Principes comptables et méthodes d'évaluation.

1.1. Principes comptables. — Les comptes consolidés semestriels sont établis conformément aux principes comptables et méthodes d'évaluation utilisés à la clôture des comptes annuels, en accord avec :

— le règlement 99-02 du Comité de réglementation comptable relatif aux comptes consolidés des sociétés commerciales et entreprises publiques ;

— la recommandation du Conseil national de la comptabilité 99-R-01, relative aux comptes intermédiaires.

1.2. Saisonnalité de l'activité. — Les chiffres d'affaires et résultats d'exploitation intermédiaires sont influencés par un effet de saisonnalité lié aux campagnes de production sucrière réalisées au cours du second semestre de l'exercice précédent ; mais les frais d'intercampagne encourus durant le 1er semestre de la période sont portés en charges différées jusqu'au démarrage effectif de la campagne. Ainsi le résultat du 2e semestre comprend l'impact des coûts de production de la nouvelle campagne. Par ailleurs, traditionnellement, les ventes réalisées au cours du dernier trimestre sont plus importantes.

2. - Périmètre de consolidation.

Par rapport au 31 décembre 2001, le périmètre de consolidation a évolué de la manière suivante :

— sortie au 10 avril 2002 des sociétés italiennes cédées à cette date :

- Eridania S.p.A, société détenue à 100 % et intégrée globalement jusqu'à cette date ;
- Industria Saccarifera Italiana Agr., société détenue à 65 % et intégrée globalement jusqu'à cette date ;
- Eribrand, société détenue à 100 % et intégrée globalement jusqu'à cette date ;
- Cereol Silos, société détenue à 100 % et intégrée globalement jusqu'à cette date ;
- Solgesa, société détenue à 40 % et intégrée proportionnellement jusqu'à cette date ;

3. - Comparabilité.

Pour permettre la comparaison, des comptes pro forma on été élaborés, en retraitant d'une part les effets des affectations des écarts d'acquisition négatifs résultant de la scission du groupe Eridania Béghin-Say en 2001, affectations intervenues au cours du second semestre 2001, et d'autre part la sortie au 10 avril 2002 des activités italiennes du périmètre de consolidation. Les impacts de l'entrée dans le périmètre de consolidation des activités brésiliennes au 1er octobre 2001 n'étant pas significatifs, ils n'ont pas été retraités.

Compte de résultat consolidé
(En millions d'euros).

	30/06/01	Total retraitements	30/06/01 pro forma	30/06/02
Chiffre d'affaires	877,0	- 130,9	746,1	779,8
Résultat d'exploitation	88,8	0,9	89,7	85,2
Résultat financier	- 24,9	5,5	- 19,4	- 20,2
Résultat exceptionnel hors résultat de cession	- 18,1	1,6	- 16,5	- 6,3
Résultat de cession				47,5
Impôt sur les bénéfices	- 19,3	- 1,5	- 20,8	- 33,5
Résultat net des sociétés intégrées	26,5	6,4	32,9	72,7
Quote-part dans les résultats des sociétés mises en équivalence	1,3	0,0	1,3	2,0
Dotations aux amortissements des écarts d'acquisition	- 0,2	1,4	1,2	0,4
Résultat de l'ensemble consolidé	27,6	7,8	35,4	75,1
Intérêts minoritaires	0,3	- 0,5	- 0,2	0,5
Résultat net - Part du groupe	27,9	7,3	35,2	75,6
Bénéfice net par action (en euros)	1,09	0,28	1,37	2,96
Nombre moyen d'actions en circulation		25 668 609		25 514 276

Bilan consolidé.
(En millions d'euros.)

	31/12/01	Total retraitements (*)	31/12/01 pro forma	30/06/02
Actif immobilisé				
Immobilisations incorporelles	638,5	- 46,1	592,4	590,6
Ecarts d'acquisition	- 133,4	207,8	74,4	58,2
Immobilisations corporelles	598,1	- 226,1	372,0	375,9
Immobilisations financières	53,6	- 8,9	44,7	43,6
Total	1 156,8	- 73,3	1 083,5	1 068,3

	31/12/01	Total retraitements (*)	31/12/01 pro forma	30/06/02
Besoin en fonds de roulement :				
Stocks	991,6	- 387,9	603,7	281,3
Clients	223,0	- 69,2	153,8	135,1
Autres créances	193,8	- 68,6	125,2	140,1
Fournisseurs	467,4	- 80,9	386,5	105,6
Autres dettes	286,5	- 64,6	221,9	193,3
Total	654,5	- 380,2	274,3	257,6
Impôts différés nets	29,6	3,0	32,6	18,7
Subventions d'investissement	- 0,2	0,0	- 0,2	- 0,1
Provisions pour risques et charges	- 42,3	6,0	- 36,3	- 33,6
Total actif net	1 798,4	- 444,5	1 353,9	1 310,9
Endettement financier net	1 169,9	- 430,4	739,5	708,8
Capitaux propres - Part du groupe	585,4	13,5	598,9	585,6
Intérêts minoritaires	43,1	- 27,6	15,5	16,5

(*) Hors résultat de cession.

4. – Informations sectorielles.

(En millions d'euros)	France	Italie	Hongrie	Brésil	Autres
Chiffre d'affaires	564,9	200,9	80,2	65,2	0,0
Chiffre d'affaires intra-groupe	46,3	47,9	31,6	5,7	0,0
Chiffre d'affaires hors groupe	518,7	153,0	48,6	59,5	0,0
Résultat d'exploitation	71,2	- 4,0	5,4	12,8	- 0,2

5. – Résultat exceptionnel.

Le résultat exceptionnel est essentiellement composé de la plus-value réalisée à l'occasion de la cession des activités italiennes pour 47,5 millions d'euros, de la charge de participation des salariés pour 2,5 millions d'euros, et d'autres éléments exceptionnels négatifs pour 3,8 millions d'euros.

6. – Engagements.

a) Couvertures en devises (opérations de couverture de taux et de change) :

(En millions d'euros)	31/12/01	30/06/02
Engagements réciproques (*)	1 135,2	1 055,4
Engagements reçus	200,0	200,0
Total	1 335,2	1 255,4

(*) Ce chiffre comprend au 30 juin 2002 :

— pour 8 % des engagements d'achats et de ventes à terme de devises en couverture d'opérations commerciales dont le débouclement interviendra dans un délai de 1 à 17 mois. Sur la base des taux de change et d'intérêt en vigueur au 30 juin 2002, l'annulation de l'ensemble de ces couvertures de change commerciales ferait ressortir un résultat négatif de 1,8 million d'euros ;

— pour 4 % des engagements d'achats à terme en couverture d'emprunts en USD (EMTN) ;

— pour 88 % des swaps de taux en couverture des risques de taux d'intérêts (durée variable de 1 mois à 6 ans).

b) Couverture matière :

	Volumes (en milliers de tonnes)	Valeur contractée (en millions d'euros)	Valeur de marché (en millions d'euros)
Achats de sucre à terme	100	20,3	16,9
Ventes de sucre à terme	116	21,2	20,2

c) Autres engagements :

(En millions d'euros)	31/12/01	30/06/02
Avals et cautions donnés en faveur de tiers	137,5	(*) 95,8
Avals et cautions donnés en faveur de sociétés liées	23,7	
Avals et cautions reçus de tiers	7,6	8,3
Dettes garanties par des sûretés réelles	3,1	2,7
Engagements sur immobilisations industrielles et financières	0,0	0,0

(*) Ce montant comprend au 30 juin 2002 :

— une caution donnée à hauteur de 26,8 millions d'euros, pour lesquels 20,1 millions d'euros seraient supportés par Provimi, Cereo et Cerestar au titre du traité de scission ;

— des contre-garanties données à hauteur de 40,9 millions d'euros au 30 juin 2002, au titre des adjudications de restitutions et autres opérations commerciales liées aux exportations de sucres hors quota. L'enveloppe totale utilisable auprès des banques est de 190,1 millions d'euros.

7. – Litiges encours.

— Début 1997, le conseil de la concurrence, suite à une enquête en 1993 et 1994, a notifié à Eridania Béghin-Say, ainsi qu'à d'autres sociétés, des griefs relatifs à certaines pratiques relevées sur le marché du sucre.

Béghin-Say a reçu, le 26 septembre 2001, notification du rapport établi par le rapporteur au Conseil de la concurrence. En réponse à ce rapport, Béghin-Say a adressé au Conseil de la concurrence un mémoire, déposé le 7 décembre 2001, dans lequel Béghin-Say a repris et développé les arguments formulés dans ses observations écrites du 27 mars 1997. Elle a en outre mis en avant l'argument selon lequel la prescription de la procédure serait acquise au profit de Béghin-Say dès lors (i) qu'aucun acte interruptif de prescription n'a été accompli par le conseil depuis le 31 mars 1998 et (ii) qu'au vu de la dernière jurisprudence de la Cour de cassation, la suspension du cours de la prescription à son égard ne pourrait pas être valablement invoquée par le ministre de l'économie et des finances. Le 18 juillet 2002, le Conseil de la concurrence a rendu une décision par laquelle il a déclaré qu'il n'y avait pas lieu de poursuivre la procédure, notamment à l'encontre de Béghin-Say, la prescription étant acquise au 31 mars 2001.

— La société Ducros et ses filiales ont été cédées au groupe McCormick courant 2000. Dans le cadre de la procédure d'ajustement de prix prévue par le contrat de cession, la société McCormick & Company Inc. a notifié le montant de cet ajustement de prix à Eridania Béghin-Say. Cereol, société bénéficiaire de l'activité Huile, a repris les engagements liés à ce litige. McCormick a formé opposition, à l'occasion de la scission d'Eridania Béghin-Say, à l'encontre des 4 sociétés bénéficiaires de la scission : Béghin-Say, Cereol, Cerestar, Provimi ;

— A la connaissance de la société, il n'existe pas d'autre fait exceptionnel ou litige susceptible d'avoir une incidence significative sur la situation financière, le résultat, l'activité ou le patrimoine de la société ou du groupe.

Commentaires sur les comptes consolidés.

L'entrée d'Açucar Guarani dans le périmètre de consolidation se traduit, sur le premier semestre 2002, par une augmentation de 59,5 millions d'euros du chiffre d'affaires et de 12,8 millions d'euros du résultat d'exploitation.

La sortie des activités italiennes du périmètre de consolidation (cession intervenue le 10 avril 2002) a un impact négatif de 130,9 millions d'euros sur le chiffre d'affaires et un effet positif de 0,7 million d'euros sur le résultat d'exploitation.

L'incidence du renforcement du forint sur l'euro a été de + 2,3 millions d'euros sur le chiffre d'affaires et de + 0,2 million d'euros sur le résultat d'exploitation.

Hors effet de change et variation du périmètre de consolidation, le chiffre d'affaires du premier semestre 2002, qui s'élève à 779,8 millions d'euros, fait apparaître une décroissance de 3,8 % par rapport au premier semestre 2001 et le résultat d'exploitation est en baisse de 19,3 % par rapport au premier semestre 2001. Ces évolutions sont commentées au chapitre « Activités » du présent rapport semestriel.

Le résultat financier fait apparaître une change nette en baisse 18,9 % avec 20,2 millions d'euros contre 24,9 millions d'euros au premier semestre 2001. Cette baisse de la charge financière nette résulte de la baisse des taux d'intérêt sur la période et de la distribution de la dette moyenne du groupe, la cession des activités italiennes étant intervenue au cours du premier semestre 2002.

En conséquence des éléments précédents, le résultat courant avant impôts s'est établi à 65,0 millions d'euros, en hausse de 1,7 % par rapport au premier semestre 2001.

Le résultat exceptionnel fait apparaître un solde net de + 41,2 millions d'euros contre un solde net de – 18,1 millions d'euros au premier semestre 2001. Ce produit exceptionnel net comprend la plus-value réalisée sur la cession des actifs italiens pour 47,5 millions d'euros.

L'impôt sur les bénéfices atteint 33,5 millions d'euros et fait ressortir un taux d'impôt apparent de 31,6 %. Ce taux, plus bas que le taux normatif du groupe qui se situe légèrement au-dessus de 35 %, reflète les incidences fiscales de la cession des actifs italiens.

Après quote-part dans les résultats des sociétés mises en équivalence (+ 2,0 millions d'euros), dotations aux amortissements des écarts d'acquisition (+ 0,4 million d'euros) et intérêts minoritaires (+ 0,5 million d'euros), le résultat net part du groupe s'est établi à 75,6 millions d'euros, contre 27,9 millions d'euros au premier semestre 2001. Il reflète la hausse du résultat exceptionnel et les incidences fiscales y afférentes, ainsi que l'amélioration du résultat financier, compensée par la baisse de la performance opérationnelle.

Le bilan consolidé du groupe fait apparaître au 30 juin 2002 des fonds propres de 602,1 millions d'euros (après distribution du dividende) contre 567,9 millions d'euros au 30 juin 2001 et 628,5 millions d'euros au 31 décembre 2001.

Après déduction des disponibilités (33,8 millions d'euros) et de valeurs mobilières de placement (42,9 millions d'euros), l'endettement financier net du groupe au 30 juin 2002 marque l'incidence de la cession des activités italiennes en ne s'établissant plus qu'à 708,8 millions d'euros contre 1 064,0 millions d'euros au 30 juin 2001 et 1 169,9 millions d'euros au 31 décembre 2001.

Le ratio endettement financier net/fonds propres au 30 juin 2002 s'est élevé à 1,18 (contre 1,86 au 31 décembre 2001) et le ratio de couverture des frais financiers (résultat d'exploitation/frais financiers) s'est établi à 4,21 (contre 3,57 au 30 juin 2001 et 4,55 au 31 décembre 2001).

VI. — **Rapport d'activité.**

Résultats et perspectives d'avenir par secteur.

Les faits marquants du premier semestre 2002 et les évènements postérieurs au 30 juin 2002 :

— Janvier 2002 : Le conseil d'administration confirme l'intérêt d'une éventuelle cession des actifs italiens du groupe Béghin-Say et la poursuite de l'examen des offres qui lui sont faites à ce sujet ;

— Mars 2002 : Le groupe Béghin-Say annonce l'ouverture de négociations exclusives avec le consortium italien Sadam/Co.Pro.B/Finbieticola en vue de la cession de ses actifs sucriers en Italie ;

— Avril 2002 : Le groupe Béghin-Say annonce qu'il a finalisé le 10 avril 2002 la cession de la totalité de sa participation dans le groupe Eridania à SoCafin, société holding détenue paritairement par les sociétés italiennes Sadam, Co.Pro.B et Finbieticola, pour un montant de 270 millions d'euros hors dettes. Après prise en compte de la dette financière d'Eridania, l'opération représente une amélioration de l'endettement financier net du groupe Béghin-Say de l'ordre de 410 millions d'euros ;

— Mai 2002 : A compter du 1er mai 2002, le groupe Montedison prend la dénomination de groupe Edison ;

— Juin 2002 : Le groupe Edison annonce le 13 juin 2002 qu'il a accordé au consortium constitué par l'Union des sucreries et distilleries agricoles (Union SDA) et par l'Union des planteurs de betteraves à sucre (Union BS) une exclusivité de six semaines pour négocier l'acquisition de la totalité de sa participation dans Béghin-Say. Cette période d'exclusivité a été d'abord prolongée jusqu'au 2 août puis reconduite jusqu'au 30 septembre 2002.

Chiffres clés par pays (en millions d'euros) :

— France (sucre et alcool) :

	31/12/01	(*) 30/06/01	30/06/02
Chiffre d'affaires	1 172,0	551,1	518,7
Sucre	1 137,9	534,6	503,0
Alcool	34,1	16,5	15,7
Autres			
Résultat d'exploitation	195,7	86,0	71,2
Résultat d'exploitation/chiffre d'affaires	16,7 %	15,6 %	13,7 %

Par rapport au premier semestre 2001, le recul du résultat d'exploitation de 14,8 millions d'euros reflète, d'une part, une baisse de la marge opérationnelle et, d'autre part, le fait que 2002 n'a pas bénéficié au même titre que 2001 d'économies sur certains frais généraux ou coûts de structure.

— Italie (sucre et alcool (**)) :

	31/12/01	(*) 30/06/01	30/06/02
Chiffre d'affaires	584,7	293,5	153,0
Sucre	564,6	283,0	147,8
Alcool	19,1	10,5	5,2
Autres	1,0		
Résultat d'exploitation	1,8	– 0,4	– 4,0
Résultat d'exploitation/chiffre d'affaires	0,3 %	– 0,1 %	– 2,6 %

Les chiffres publiés ne concernent que les trois premiers mois de l'année, l'activité ayant été cédée le 10 avril 2002. Sur le premier trimestre de 2002, le résultat d'exploitation accusait un recul des volumes vendus ainsi qu'une baisse de la marge opérationnelle pénalisée par une hausse des coûts de production et de certains coûts de distribution.

— Hongrie (sucre) :

	31/12/01	(*) 30/06/01	30/06/02
Chiffre d'affaires	78,3	31,2	48,6
Sucre	78,3	31,2	48,6
Alcool			
Autres			
Résultat d'exploitation	10,0	2,7	5,4
Résultat d'exploitation/chiffre d'affaires	12,8 %	8,7 %	11,1 %

Le résultat d'exploitation s'améliore de 2,7 millions d'euros du fait de l'amélioration de la marge opérationnelle soutenue par la hausse des prix sur le marché domestique et un effet positif de change dû au renforcement du forint hongrois de 7 %.

— Brésil (sucre et alcool) :

	31/12/01	(*) 30/06/01	30/06/02
Chiffre d'affaires	36,0		59,5
Sucre	32,1		51,7
Alcool	3,9		7,8
Autres			
Résultat d'exploitation	0,1		12,8
Résultat d'exploitation/chiffre d'affaires	N.S.		21,5 %

Le résultat bénéficie de la réalisation de bons volumes sur le marché domestique et à l'export. Les prix de vente ont montré une bonne résistance dans un contexte de baisse du cours mondial, grâce au positionnement sur ces différents marchés.

Activités contexte général.

Marché mondial du sucre. — Les cours mondiaux du sucre ont débuté l'année sur la tendance haussière de la fin de l'année 2001, due au recul de l'offre de sucre blanc, notamment du fait des faibles volumes de production en Europe occidentale. Le cours spot à Paris dépassait 296 € la tonne en moyenne sur le mois de janvier. L'annonce d'une nouvelle récolte au Brésil et de bonnes perspectives en Australie ont entraîné une baisse des cours qui a été accélérée par la liquidation de positions prises sur le marché à terme par des fonds d'investissement. La perspective d'achats en provenance de la Russie n'a pas suffit à enrayer le mouvement baissier alimenté par des prévisions de productions en hausse également en Thaïlande, en Afrique du Sud et en Chine. Après une relative stabilisation aux alentours de 240 €, la tonne début juin, les cours se sont réorientés à la baisse du fait d'une production chinoise abondante et d'une prévision d'exportations en forte hausse à partir des régions du centre/Sud du Brésil – exportations rendues particulièrement attractives par la faiblesse du real vis-à-vis du dollar. La moyenne du cours spot à Paris n'était plus que de 230 € la tonne au mois de juin.

Aspects réglementaires. — Au niveau communautaire, la Commission européenne a proposé en janvier 2002 l'instauration d'une phase transitoire dans le processus d'intégration des pays d'Europe centrale et orientale pendant laquelle les aides directes à l'agriculture ne seraient versées que progressivement à compter de 2004. Cette phase, prévue pour une durée de dix ans, accompagnerait la réalisation des réformes structurelles nécessaires dans chacun des pays concernés. Une première étape porterait graduellement le versement de ces aides à hauteur de 35 % en 2006, le versement à 100 % étant atteint progressivement en 2013. Par ailleurs, la commission a présenté ses propositions d'attribution de quota sucre aux futurs pays membres. Ces diverses propositions ont été mal accueillies par des candidats à l'adhésion et se sont heurtées à l'opposition de certains pays tels que l'Allemagne, le Royaume-Uni, la Suède et les Pays-Bas, hostiles à tout versement d'aides. L'adoption d'un compromis à la veille du Conseil européen de Séville de juin 2002 devrait néanmoins éviter que soit retardé l'élargissement dont le principe et la date – 2004 – ont été réaffirmés. Les propositions de révision à mi-parcours de la politique agricole commune (PAC) n'ont été présentées qu'en juillet 2002 pour tenir compte des incidences sur les marchés de la prochaine loi agricole américaine, le nouveau « Farm Bill ». L'organisation commune de marché du sucre (OCM), à l'instar des OCM huile d'olive et tabac, pourrait faire, pour sa part, l'objet de propositions de réforme par la commission en 2003. Dans le cadre de l'initiative « Tout sauf les Armes », le quota d'importation de sucre dans l'Union européenne en faveur des pays les moins avancés (PMA), fixé à 75 000 tonnes pour 2001/2002, a été réparti entre sept pays producteurs : Soudan, Ethiopie, Malawi, Tanzanie, Zambie, Mozambique, Burkina Faso. Par ailleurs, la commission entamera en septembre 2002 des négociations avec les pays ACP (Afrique, Caraïbes, Pacifique). Ces négociations, qui font suite à l'accord de Cotonou de juin 2000, sont prévues pour une durée de six ans et ont pour objectif de rénover le régime des échanges commerciaux entre l'Union européenne et les pays ACP, notamment au regard des disciplines de l'organisation mondiale du commerce (OMC).

Campagnes sucrières et bilan industriel :

— France : Les surfaces ensemencées sont en augmentation de plus de 4 % par rapport à la campagne 2001/2002. les semis se sont déroulés dans de bonnes conditions et se sont achevés dans la première décade du mois d'avril avec, en moyenne, une semaine d'avance. Le début des levées a cependant été retardé par un temps froid et sec, mais la pluviométrie et les températures d'avril et de mai ont été très favorables à la végétation et à la croissance des betteraves. Ces conditions laissent augurer un bon potentiel de production pour la campagne 2002/2003. L'intercampagne a été traditionnellement consacrée à la réalisation des programmes d'entretien. Ceux-ci se sont déroulés dans de bonnes conditions avec pour objectif de poursuivre la diminution des coûts de maintenance. Les travaux préparatoires à la mise en certification, qualité des différents sites ont été activement mis en œuvre, tant dans les sucreries que dans les établissements de conditionnement, ces derniers bénéficiant par ailleurs du développement de logiciels de supervision des lignes de production destinés à accroître leur productivité. Le programme d'investissements a concerné pour l'essentiel la réalisation de la cour à betteraves de la sucrerie de Boiry, projet qui garantit à la fois la sécurité et la préservation de la matière première, et la mise en conformité des silos à sucre avec les standards les plus récents de sécurité.

(*) Voir annexe aux comptes consolidés, point 3.

(**) Les activités italiennes ont été cédées à compter du 10 avril 2002

L'activité de la raffinerie de Nantes a été satisfaisante et son niveau d'approvisionnement en sucre brut lui permet d'atteindre désormais sa pleine capacité de production ;

— Hongrie : A la sécheresse constatée début mai, ont succédé de fortes pluies qui ont contraint, par endroit et de façon limitée, à ressemer des surfaces. La pluviométrie de mai a permis un bon développement de la betterave et les conditions actuelles permettent de maintenir les prévisions de production à un niveau proche de la normale pour la campagne 2002/2003. Les surfaces ensemencées ont été volontairement revues à la baisse de façon à limiter les volumes de production aux besoins du marché domestique et à réduire au maximum le programme d'exportation à réaliser en 2003. Les achats de betteraves se font dorénavant dans un cadre contractuel qui octroie aux planteurs des droits de production, à l'image de ce qui existe à l'intérieur de l'Union européenne. Bien que n'ayant pas encore toutes les caractéristiques d'un régime sucre, il s'agit d'une étape supplémentaire dans le rapprochement entre l'organisation du marché hongrois et l'acquis communautaires. Sur le plan industriel, l'intercampagne se déroule dans les conditions satisfaisantes avec pour objectif la réduction des cours de maintenance. Dans le domaine des investissements, le lancement du projet de construction d'un silo à sucre à Szolnok permettra à Béghin-Say Hongrie d'acquérir son autonomie en matière de stockage et de diminuer ses coûts logistiques. Cette installation devrait être opérationnelle pour la campagne 2003/2004 ;

— Brésil : Les trois premiers mois de l'année ont été marqués par de fortes pluies et ont précédé un mois d'avril très sec avec des températures particulièrement élevées qui ont provoqué la sécheresse dans certaines zones et ont conduit à suspendre provisoirement les programmes de replantations. Toutefois, ces conditions ne remettent pas en cause la prévision d'une récolte encore supérieure à celle de l'année dernière puisqu'elle devrait avoisiner les 4 millions de tonnes. C'est l'augmentation des surfaces qui explique cet accroissement. En effet, la hausse des rendements consécutives à la récolte des surfaces nouvellement replantées avait déjà profité à Guarani l'année dernière et les rendements à l'hectare devraient donc rester stables pour cette campagne.

Au plan industriel, l'intercampagne a été l'occasion de mettre en place de nouvelles méthodes de gestion de l'entretien. Elles permettront de réduire les coûts dans le cadre d'un programme pluriannuel tout en confortant la fiabilité, déjà satisfaisante, des matériels. Les travaux préparatoires à l'installation d'une nouvelle chaudière provenant d'une usine fermée en France ont commencé. Cette chaudière est destinée à développer l'exploitation du combustible que constitue la bagasse (résidu ligneux de la canne) par le procédé de la cogénération (production de vapeur et d'électricité). Cet investissement doit être opérationnel au cours du deuxième semestre 2003. Un programme de doublement de la capacité de l'un des deux sites de production, Cruz Alta, a été finalisé. A moyen terme, il devrait permettre de porter la capacité globale de production de Açucar Guarani à plus de 600 000 tonnes de sucre. La campagne de production de sucre a débuté fin avril et devrait prendre fin dans les premiers jours de décembre.

Activité commerciale et évolution des marges :

— France : Les six premiers mois de l'année 2002 ont connu un contexte concurrentiel plus difficile. Les volumes vendus sur le marché communautaire enregistrent un léger retard dont une partie concerne les ventes de sucre de grande consommation. En effet, les ventes de sucre de bouche du mois de juin n'ont pas atteint leur niveau habituellement amplifié par la perspective des augmentations de tarif intervenant traditionnellement en juillet, mais ce retard devrait être compensé sur le second semestre. En revanche, les ventes de sucre du quota sur pays tiers enregistrent une forte progression en comparaison avec l'année dernière où un déclassement de quota avait eu pour effet de minorer le volume des ventes. Les ventes de sucres hors quota sont en retrait du fait des faibles volumes produits globalement sur la campagne 2001/2002. Les prix de ventes de sucres de consommation directe ont légèrement augmenté, tandis que ceux des sucres industriels sont restés stables. Les prix à l'exportation des ventes de sucre du quota ont, quant à eux, subi l'impact de la suppression de la cotisation de stockage. Les opérations de couverture à terme effectuées à la fin de l'année 2001 ont permis de sauvegarder la recette sur les sucres hors quota, malgré la baisse du cours mondial constatée sur la période. Ces différents éléments se sont traduits par une légère diminution de la marge opérationnelle globale ;

— Italie : Sur les trois premiers mois de l'année 2002, les volumes de ventes ont enregistré un recul, principalement sur le segment des ventes aux industries, du fait des importations en provenance des pays des Balkans qui ont continué à concurrencer la production nationale. Les prix de vente étaient en léger retrait sur cette période, comparés à ceux du premier trimestre de 2001. La marge opérationnelle a souffert, d'une part, de la hausse du coût de production de la campagne 2001/2002 pénalisé, notamment, par le faible volume produit et, d'autre part, de l'augmentation des coûts de distribution sur la même période.

Note : Béghin-Say a cédé ses activités italiennes le 10 avril 2002. Ces activités sorties du périmètre de consolidation à la même date. Les commentaires ci-après concernent l'activité du groupe Eridania sur les trois premiers mois de l'année 2002.

— Hongrie : Les volumes vendus par Béghin-Say Hongrie ont significativement augmenté par rapport au premier semestre de 2001 sur l'ensemble des segments. Le programme d'exportation des excédents de stocks, conséquence de l'importance des volumes produits pendant la campagne 2001/2002, s'est déroulé dans des conditions normales. Les prix de vente, tant sur le marché des sucres de consommation directe que sur celui des sucres industriels, ont enregistré une hausse supérieure à l'inflation. Les prix de vente à l'exportation ont, quant à eux, subi les effets de la baisse du cours mondial du sucre. La marge dégagée sur le premier semestre est en augmentation grâce à la hausse des prix domestiques rendue possible par le relèvement des tarifs douaniers à l'importation ;

— Brésil : Açucar Guarini a poursuivi sa politique de développement des ventes de produits à forte valeur ajoutée tels que les sucres liquides et les granulés spéciaux à destination de l'industrie. Son positionnement sur ses marchés et sa gamme de produits lui permettent d'orienter ses ventes de façon à maximiser leur contribution à la marge globale de son activité. Sur le premier semestre, Açucar Guarini a pu notamment tirer profit de la « Prime » du sucre blanc sur le sucre roux, ce qui lui a permis d'optimiser une part de son chiffre d'affaires. Le glissement du real par rapport au dollar s'est traduit par une évolution plutôt favorable des recettes d'Açucar Guarini, sans pour autant que l'on puisse préjuger des implications que ce glissement pourrait avoir à plus long terme. Le programme gouvernemental concernant l'incorporation d'alcool dans les carburants a été confirmé. Sur le premier semestre de cette année, le marché de l'alcool est donc demeuré stable et Açucar Guarini a poursuivi sa politique de valorisation de la mélasse résiduelle issue du process de fabrication par la production d'alcool.

Perspectives.

2002 constitue, pour le groupe Bhégin-Say, le premier exercice comptable totalement indépendant des anciennes structures, ce qui lui permet d'offrir une visibilité accrue, conformément à sa volonté de transparence.

Il s'agit également d'une année où les effets des récents changements de périmètre seront tangibles. C'est la première fois qu'apparaîtra la contribution de l'activité brésilienne dont l'acquisition n'avait été finalisée que le 1er octobre 2001. Par ailleurs, la cession des activités italiennes, effective depuis avril 2002, se traduira par une baisse du chiffre d'affaires consolidé mais apportera, comme on l'a déjà constaté sur les six premiers mois de l'année, ses effets positifs sur la structure de bilan du groupe, notamment sur sa structure d'endettement.

L'incidence des campagnes de l'année dernière, constatée en grande partie dans les résultats de ce premier semestre, continuera à se faire sentir sur le deuxième semestre qui sera, par ailleurs, sensible à l'évolution de certaines variables externes. Il s'agira en premier lieu des rendements agricoles finalement atteints lors des prochaines campagnes, même si la situation agronomique s'annonce favorable, tant dans le domaine de la betterave que dans celui de la canne. Il s'agira aussi de l'évolution du cours mondial du sucre pour trois raisons fondamentales : son influence sur les prix de vente des sucres hors quota vendus par le groupe sur le marché mondial, ses conséquences sur la fixation des cotisations communautaires et son impact sur la valorisation des stocks de sucre dans le bilan de fin d'année. Par ailleurs, d'autres facteurs, tels que les conditions météorologiques pendant la campagne, peuvent faire varier significativement les résultats économiques de l'exercice. Hors ces divers éléments et compte tenu des fondamentaux qui restent favorables, le groupe est confiant dans sa capacité à maintenir, sinon améliorer, son taux global de marge opérationnelle et à optimiser la rentabilité de ses capitaux engagés.

La version intégrale du rapport semestriel 2002 de Béghin-Say est disponible au siège social administratif de la société situé au 14 boulevard du Général Leclerc, 92200 Neuilly-sur-Seine.

VII. — **Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels consolidés résumés pour la période du 1er janvier 2002 au 30 juin 2002.**

(Articles L. 232-7 du Code de commerce et 297-1 du décret du 23 mars 1967.)

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— L'examen limité du tableau d'activité et de résultats consolidé présenté sous la forme de comptes semestriels consolidés résumés du groupe Béghin-Say, relatifs à la période du 1er janvier au 30 juin 2002, tels qu'ils sont joints au présent rapport ;

— La vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés résumés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes semestriels consolidés résumés et l'image fidèle qu'ils donnent du résultat des opérations du semestre, ainsi que de la situation financière et du patrimoine de l'ensemble constitué par des entreprises comprises dans la consolidation, à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Fait à Paris et Neuilly, le 6 septembre 2002.

Les commissaires aux comptes :

Gramet Nahum & Associés : WILLIAM NAHUM ;

Deloitte Touche Tohmatsu : DOMINIQUE EVRARD.

29718

The reference European sugar producer

SEMI-ANNUAL REPORT 2002

Béghin
Say

chairman's message

Dear Shareholders,

The close of this first half coincides with the end of the new Béghin-Say's first year as an independent company following the demerger of the Eridania Béghin-Say Group on July 2, last year. Although it is too early for a full assessment, we can nevertheless draw some preliminary conclusions from the past six months, which have been particularly eventful for our Group.

I have already had occasion to outline how this new-found independence could shape our future and offer opportunities that are ours for the taking. Not only have the last six months proved me right, but the course of events is gaining momentum.
First of all, we have been able to press ahead with the divestment of our Italian operations, a strategic move that we had been contemplating for some time, quite independently of any change in our ownership structure. Decisions had to be taken regarding the sugar business in Italy, which would have required radical restructuring to restore normal conditions. Despite considerable efforts on the part of our Italian management team, margins for the Group's Italian assets had fallen below the Group average and a turnaround would have meant costly—and not highly profitable—structural change. Last April's divestment has resulted in a substantial reduction in debt and has opened the way to an increase in our return on capital employed.

The second important event for us, in chronological order, came in mid-June when the Edison Group announced initial moves to sell its majority holding in Béghin-Say. In this respect, I have always been quite clear about my preference for a solution that would preserve Béghin-Say's integrity. By integrity, I do not mean simply maintaining the Group in its current structure, which, in any case, we have already changed of our own accord with the Italian divestment. Integrity for me means preserving the elements that constitute Béghin-Say's identity and character—its brand name of course, but also its corporate culture, expertise, talents, teams and organisation. In short, the cohesive whole that makes us such a powerful force in the industry and, to some extent, underpins our value.

The potential solutions for the change in ownership, which have been widely and publicly discussed, lead me to believe that the

Jérôme de Pelleport
Chairman and Chief Executive Officer



arguments in favour of preserving Béghin-Say's identity have been heard and are shared by all those who have learned to know and appreciate the Group.

These major events have not had any great impact on Béghin-Say's stock market performance, which has been satisfactory in comparison with last year's initial public offering price. We have, of course, seen one or two surges, either for speculative reasons or because of our image as a safe investment. Broadly-speaking, though, the stock has managed to hold comparatively steady in what has been a particularly tough time for the markets. I would like to thank all those shareholders who have expressed their ongoing support and confidence in Béghin-Say and its business.

I will end with a few words on our sugar campaigns. Towards the end of last year, we were predicting a record sugar cane harvest in Brazil. This has now been confirmed and sugar production volumes are expected to reach levels rarely seen. In Europe, sugar beet growing conditions have so far been good and we can expect to see a return to more normal yields, barring any unusual weather conditions in the few weeks between now and the start of the campaign. It is still too early to make full-year forecasts but, in light of the record harvest in Brazil, I feel I should stress our concerns over current trends in world sugar prices, which, as you know, are so important to us in terms of year-end inventory values and therefore earnings. That said, I know we can rely on the entire Béghin-Say team to start the new campaign with its usual determination and professionalism, to everyone's benefit.



key figures

31/12/2001	in millions of euro	30/06/2002	30/06/2001*
1,871.8	Net sales	**779.8**	877.0
207.8	Operating income	**85.2**	88.8
(45.6)	Net financial expense	**(20.2)**	(24.9)
162.2	Pre-tax income from continuing operations	**65.0**	63.9
74.9	Net income – group share	**75.6**	27.9

Breakdown of net sales by business
779.8 million euros



France 66.5%
Italy 19.6%
Brazil 7.7%
Hungary 6.2%
Other 0.0%

Breakdown of operating income by business
85.2 million euros



France 83.6%
Brazil 15.0%
Hungary 6.3%
[Italy - 4.7%]
[Other - 0.2%]

* See page 18, note 3.

Analysis of net sales (in €M)


877.0
2.3 currency impact
-130.9 exits from consolidation scope
748.4
59.5 additions to consolidation scope
-28.1 internal growth -3.8%
779.8
First half of 2001*
First half of 2001*
after currency impact and exits from consolidation scope
First half of 2002

Analysis of operating income (in €M)


88.8
0.2 currency impact
0.7 exits from consolidation scope
89.7
12.8 additions to consolidation scope
-17.3 internal growth -19.3%
85.2
First half of 2001*
First half of 2001*
after currency impact and exits from consolidation scope
First half of 2002

Net debt / Shareholders' equity (in €M)


ratio 1.87
1,064.0(1)
567.9
ratio 1.86
1,169.9
628.5
ratio 1.18
708.8
602.1
30/06/2001*
31/12/2001
30/06/2002
Net debt
Total shareholders' equity

(1) After deduction of EUR 95.2 million in temporary financial transactions resulting from the Eridania Béghin-Say Group demerger.

* See page 18, note 3.

first-half 2002 highlights

and subsequent events

January 2002

The Board of Directors confirms its interest in selling Beghin-Say's Italian assets and its intent to examine offers submitted.

March 2002

Beghin-Say announces the start of exclusive negotiations with Italian consortium Sadam/CO.PRO.B./Finbieticola for the divestment of its sugar operations in Italy.

April 2002

On April 10th Beghin-Say reaches agreement to sell its entire holding in the Eridania Group to SaCoFin, a holding company owned jointly and equally by Italian companies Sadam, CO.PRO.B and Finbieticola, for the sum of EUR 270 million excluding debt. After deducting Eridania's debt, the transaction will reduce Beghin-Say's net debt by around EUR 410 million.

May 2002

The Montedison Group changes its name to Edison.

June 2002

On June 13th the Edison Group announces a six-week exclusivity period in favour of the consortium created by Union des Sucreries et Distilleries Agricoles (Union SDA) and Union des Planteurs de Betteraves à Sucre (Union BS) to negotiate the acquisition of the Edison Group's entire holding in Beghin-Say. This exclusivity period was initially prolonged until August 2nd and then renewed until September 30, 2002.

key figures by country

(in millions of euro)	France Sugar and Alcohol			Italy Sugar and Alcohol **		
	31/12/01	30/06/01*	30/06/02	31/12/01	30/06/01*	30/06/02
Net sales	1,172.0	551.1	**518.7**	584.7	293.5	**153.0**
Sugar	1,137.9	534.6	503.0	564.6	283.0	147.8
Alcohol	34.1	16.5	15.7	19.1	10.5	5.2
Other	–	–	–	1.0	–	–
Operating income	195.7	86.0	**71.2**	1.8	- 0.4	**- 4.0**
Operating income/Net sales	16.7%	15.6%	**13.7%**	0.3%	- 0.1%	**- 2.6%**

* See page 18, note 3.
** Business sold on April 10, 2002.

Operating income declined by EUR 14.8 million compared with the first half of 2001, partly due to a contraction in the operating margin and partly because 2002 did not benefit to the same extent as the previous year from savings on certain operating expenses or structural costs.

Reported figures refer only to the first three months of the year, as the business was sold on April 10, 2002. Operating income weakened in the first quarter on lower volumes and a decline in the operating margin, caused by an increase in production costs and certain distribution costs.

(in millions of euro)	Hungary Sugar			Brazil Sugar and Alcohol		
	31/12/01	30/06/01*	30/06/02	31/12/01	30/06/01*	30/06/02
Net sales	78.3	31.2	**48.6**	36.0	–	**59.5**
Sugar	78.3	31.2	48.6	32.1	–	51.7
Alcohol	–	–	–	3.9	–	7.8
Other	–	–	–	–	–	–
Operating income	10.0	2.7	**5.4**	0.1	–	**12.8**
Operating income/Net sales	12.8%	8.7%	**11.1%**	n.m.	–	**21.5%**

* See page 18, note 3.

Operating income rose by EUR 2.7 million, thanks to an improvement in the operating margin following domestic price increases and the positive impact of a 7% appreciation in the forint.

Results reflected good sales volumes and good sales price resistance, despite lower world sugar prices, due to the Group's domestic and export market positioning.

General environment

World sugar market

World sugar prices began the year with a continuation of the end-2001 uptrend, notably led by lower supply in white sugar following a decline in production volumes in Western Europe. The Paris spot price averaged more than EUR 296 a tonne during January. However, prices began to slide on announcement of another bumper crop in Brazil and an excellent outlook in Australia, accelerated by investment funds unwinding their positions in the futures markets. The prospect of heavy purchasing by Russia was not enough to stem the downtrend, which was further fuelled by upward revisions to production forecasts in Thailand, South Africa and China. After settling at around EUR 240 a tonne early in June, prices began to edge down again following a plentiful Chinese campaign and predictions of a sharp rise in exports from central and southern Brazil, made particularly attractive by the Brazilian real's weakness against the dollar. The Paris spot price ultimately averaged only EUR 230 a tonne during June.



Regulatory environment

In January 2002, the European Commission unveiled its initial proposals concerning farm subsidies for the Central and Eastern European enlargement candidates. Aid would be phased in over a ten-year period, starting in 2004 and rising gradually to 35% by 2006. The full 100% would be reached progressively by 2013. During this time, new members would be expected to implement the appropriate structural reforms in their country.
The Commission also presented its proposals for the allocation of sugar quotas to future member countries. These various proposals not only upset candidate countries but also angered a number of member states, such as Germany, the United Kingdom, Sweden and the Netherlands, which are opposed to aid of any kind. However, the compromise reached just before the Seville European Council meeting in June 2002 should avoid any delay in enlargement, which is still agreed in principle and scheduled for 2004.

Proposals to revise Europe's Common Agricultural Policy (CAP) were delayed until July 2002 in order to measure the impact on the market of the new US Farm Bill. The Common Market Organization (CMO) for sugar, like that for olive oil and tobacco, could also be singled out for reform by the Commission in 2003.
Under the European Union's "Everything But Arms" initiative, the sugar import quota for the world's least developed nations, which was fixed at 75,000 tonnes for 2001/2002, has been allocated among seven producing countries: Sudan, Ethiopia, Malawi, Tanzania, Zambia, Mozambique and Burkina Faso.
In September 2002, the European Commission will begin negotiations with the ACP (African, Caribbean and Pacific) countries, following the Cotonou agreement of June 2000. Negotiations are scheduled to last six years and their purpose is to overhaul the trade regime between the European Union and the ACP countries, notably in order to ensure consistency with the World Trade Organization.

Sugar Campaigns and Industrial Overview

France

The sown area rose by more than 4% compared with the previous campaign. Conditions were good and sowing was completed in the first ten days of April, a week early on average. Plant growth was delayed by cold, dry weather, but subsequent rainfall and temperature levels in April and May were fine for leaf development and beet growth. Forecast production levels for the 2002/2003 campaign are therefore good. The intercampaign shutdown is traditionally devoted to maintenance work. This year's programme went according to plan, with the main goal being to reduce maintenance costs. Preparatory work began with a view to obtaining quality certification for the Group's sugar plants and packaging plants. The packaging plants were also equipped with production line supervision software designed to increase their productivity. This year's investments principally concerned construction of a beet yard at the Boiry plant, to guarantee safe, secure beet storage, and programmes to bring sugar silos up to the latest safety standards. Activity at the Nantes refinery was satisfactory and sufficient raw sugar is now being supplied for it to work at full capacity.

Hungary

The drought in early May was followed by heavy rainfall, which meant that some relatively limited areas had to be resown. May rainfall levels were good for beet growth and, in light of current conditions, production volumes for the 2002/2003 campaign should be nearly normal. The sown area was deliberately scaled back in order to match production volumes to domestic requirements and reduce the 2003 export programme to a minimum. Beet purchases will now take place under contract, which will give growers production rights under a system similar to that in the European Union. Although Hungary does not yet have a fully organised sugar regime, this is a further step towards bringing its system in line with the EU.
The intercampaign shutdown went according to plan, the main aim being to reduce maintenance costs. Investments principally concerned the construction of a new sugar silo in Szolnok to give Béghin-Say Hungary its own fully-autonomous storage facilities and reduce logistical costs. The silo should be operational for the 2003/2004 campaign.

Sales and Operating Margins

Brazil

Heavy rainfall during the first three months of the year was followed by a particularly hot, very dry April, which caused drought in some areas and put a temporary stop to the replanting programmes. However, the harvest is still expected to be even bigger than last year, at approximately four million tonnes. The gain is principally due to an increase in the sown area, as Açucar Guarani had already leveraged the benefit of improved yields last year after harvesting newly planted areas. Yields per hectare are therefore expected to remain stable for this campaign.

On the industrial front, new maintenance management methods were implemented during the intercampaign shutdown. The aim is to reduce costs as part of a multi-year programme, while further improving equipment reliability. Preparatory work has begun for the installation of a boiler recovered from a plant in France which has been closed down. The new boiler, which is due to come on stream in the second half of 2003, will use a co-generation process (joint production of steam and electricity) to maximise value from the bagasse used for fuel (bagasse is the residual woody stalk left after the sucrose has been extracted from the cane).

A plan to double the capacity of the Cruz Alta production plant has also been finalised. In the medium-term, it will raise Açucar Guarani's total sugar production capacity to more than 600,000 tonnes.

The production campaign began at the end of April and will end in early December.

France

Competitive conditions toughened during the first six months of the year. Volumes sold in the European Union were slightly lower than usual, as June sales of table-top sugar, in particular, did not enjoy their usual boost ahead of the traditional July price increases. However, the gap should be made up in the second half. By contrast, volumes of quota sugar sold to other countries rose sharply, as, unlike last year, there were no quota reductions to restrict sales. Non-quota sales were down due to the generally low production volumes during the 2001/2002 campaign.

Selling prices of table-top sugar rose slightly, while prices of industrial sugar remained flat. Export prices for quota sugar were affected by the abolition of storage aid. Hedging operations carried out at the end of 2001 helped preserve non-quota revenues despite the fall in world prices during the period.

As a result of these factors, there was a slight contraction in the overall operating margin.

Italy

Béghin-Say's Italian business was sold on April 10, 2002 and is no longer consolidated as of that date.
The following comments concern Eridania's operations for the first three months of the year only.

Volumes for the first quarter of 2002 were down on the previous year, principally in industrial sugar, as imports from the Balkan countries continued to compete with domestic production.

Selling prices were slightly lower than in the first quarter of 2001. The operating margin was depressed by a rise in production costs for the 2001/2002 campaign, primarily due the low production volumes, as well as an increase in distribution costs over the period.

Hungary

Sales volumes rose significantly compared across all segments in the first half. Surplus stocks arising from the exceptionally high production levels during the 2001/2002 campaign were exported at normal market conditions.

Selling prices for both table-top and industrial sugar rose faster than inflation, while export prices were affected by the fall in world sugar prices.

The operating margin improved as a result of domestic price increases made possible by a rise in import duties.

Brazil

Açucar Guarani continued its policy of developing sales of high value-added products such as liquid sugars and special granulated sugars for industrial applications. Through its market positioning and product offering, Guarani can manage its sales in order to maximise their contribution to the overall margin. In the first half, for example, it was able to capitalise on the "premium" enjoyed by white sugar over brown sugar and thereby optimise part of its sales mix. The slide in the Brazilian real against the dollar had a positive impact on revenues, although it is hard to say what the longer term impact might be.

The Brazilian government has renewed its fuel alcohol programme. In the first half of the year, the alcohol market therefore held steady and Açucar Guarani continued to use the molasses left over from its production process to manufacture alcohol.

outlook

2002 will be Béghin-Say's first full year with totally independent financial accounts, enabling the Group to provide greater visibility in line with its commitment to transparency.

The year will also feel the initial impact of recent changes in the Group's scope of consolidation. Brazil will make its first contribution following the acquisition of Açucar Guarani on October 1, 2001. Divestment of the Italian operations in April 2002 will reduce sales but, as already seen during the first half, it will have a positive impact on the balance sheet, and particularly the structure of Group debt.

Last year's sugar campaigns, whose impact is predominantly reflected in the first half's results, will continue to exercise an influence in the second six months of the year. However, second-half results will also be sensitive to trends in certain external variables. The first unknown concerns final yields from the current campaign, although the forecast so far is good, both for beet and cane.
The second factor is trends in world sugar prices, which have a major impact in three fundamental areas: selling prices of non-quota sugar sold in the world market, the level of EU contribution, and the value of sugar stocks carried at the year end. Other factors, such as weather conditions during the campaign, can also have a significant influence on the year's financial results. However, Béghin-Say's fundamentals remain robust and the Group is confident in its ability to maintain, if not improve, its overall operating margin and to optimise its return on capital employed.

consolidated balance sheet assets

Dec. 31, 2001*	(in millions of euro)	June 30, 2002	June 30, 2001
33.3	Cash and cash equivalents	**33.8**	76.2
6.7	Marketable securities	**42.9**	6.6
223.0	Trade receivables, net of allowances	**135.1**	229.2
991.6	Inventories and work-in-process	**281.3**	488.4
29.6	Net deferred taxes	**18.7**	–
193.8	Other current assets	**140.1**	231.2
1,478.0	**Total current assets**	**651.9**	**1,031.6**
	Tangible and intangible assets		
598.1	Property, plant and equipment	**375.9**	609.8
74.4	Goodwill	**58.2**	–
638.5	Intangible assets	**590.6**	540.6
	Financial assets		
34.2	Investments accounted for by the equity method	**35.6**	33.9
10.9	Non-consolidated investments	**6.4**	15.3
10.8	Other financial assets	**1.6**	106.2
1,366.9	**Total non-current assets**	**1,068.3**	**1,305.8**
2,844.9	**Total assets**	**1,720.2**	**2,337.4**

* See page 18, note 3.

consolidated balance sheet liabilities

Dec. 31, 2001*	(in millions of euro)	June 30, 2002	June 30, 2001
467.4	Trade payables	**105.6**	204.9
1,212.2	Financial borrowings	**785.5**	1,242.0
42.3	Provisions for risks and charges	**33.6**	149.4
0.2	Investment subsidies	**0.1**	0.2
207.8	Badwill	**–**	–
286.5	Other current liabilities	**193.3**	173.0
2,216.4	**Total current liabilities**	**1,118.1**	**1,769.5**
	Shareholders' equity		
25.6	Capital	**25.6**	25.7
559.8	Paid-in surplus, accumulated earnings	**560.0**	503.0
43.1	Minority interests	**16.5**	39.2
628.5	**Total shareholders' equity**	**602.1**	**567.9**
2,844.9	**Total liabilities and shareholders' equity**	**1,720.2**	**2,337.4**
1,169.9	Net Financial Debt	**708.8**	1,064.0

changes in shareholders' equity – group share

Dec. 31, 2001	(in millions of euro)	June 30, 2002	June 30, 2001
557.8	**Opening shareholders' equity – group share**	**585.4**	**557.8**
(22.5)	Suspense account	**–**	(21.9)
(5.2)	Treasury shares of Béghin-Say SA	**0.6**	(0.1)
(36.5)	Dividends paid	**(43.3)**	(36.5)
74.9	Net income for the period	**75.6**	27.9
16.9	Exchange rate adjustments	**(32.7)**	1.5
585.4	**Shareholders' equity – group share at the end of the period**	**585.6**	**528.7**

consolidated income statement

Dec. 31, 2001	(in millions of euro)	June 30, 2002	June 30, 2001*
	Revenues		
1,871.8	Net Sales	**779.8**	877.0
55.3	Other operating revenues	**10.1**	30.7
1,927.1		**789.9**	907.7
	Operating expenses		
1,041.3	Purchases and changes in inventories	**529.6**	682.2
78.9	Taxes not related to income	**23.9**	(6.6)
189.2	Payroll expenses	**38.8**	38.8
70.5	Depreciation and amortization	**12.6**	10.5
339.4	Sundry expenses	**99.8**	94.0
1,719.3		**704.7**	818.9
207.8	**Operating income**	**85.2**	**88.8**
(45.6)	**Financial expense**	**(20.2)**	**(24.9)**
162.2	**Pre-tax income from continuing operations**	**65.0**	**63.9**
(37.1)	Non-recurring items, net	**41.2**	(18.1)
(53.7)	Corporate income taxes	**(33.5)**	(19.3)
71.4	**Net income of fully consolidated companies**	**72.7**	**26.5**
2.0	Group share in income of companies consolidated by equity method	**2.0**	1.3
4.9	Goodwill amortization	**0.4**	(0.2)
78.3	**Net income before minority interests**	**75.1**	**27.6**
(3.4)	Minority interests	**0.5**	0.3
74.9	**Net income – group share**	**75.6**	**27.9**
2.93	Net earnings per share (in euros)	**2.96**	1.09
25,535,170	Average number of shares	**25,514,276**	25,668,609

* See page 18, note 3.

consolidated cash flow statement

Dec. 31, 2001	(in millions of euro)	June 30, 2002	June 30, 2001
	Cash flows from (for) operating activities		
207.8	Operating income	**85.2**	88.8
70.5	Amortization – related to operations	**12.6**	10.5
1.0	Depreciation – related to operations	**(1.7)**	(0.2)
279.3	**Gross operating income**	**96.1**	99.1
(6.6)	Impact of timing differences	**131.6**	135.4
272.7	**Operating cash flow**	**227.7**	234.5
(45.6)	Net financial expense	**(20.2)**	(24.9)
(35.7)	Corporate income taxes	**(67.5)**	(11.3)
0.4	Dividends received from companies consolidated by the equity method	**0.6**	0.4
(26.0)	Other expenses paid, net	**(5.8)**	(19.4)
165.8	**Total**	**134.8**	179.3
	Cash flows from (used for) investing activities		
(72.9)	Additions to fixed assets	**(29.8)**	(34.9)
(9.6)	Additions to other assets	**(2.6)**	(2.7)
26.7	Disposals of assets	**1.4**	12.6
–	Investment subsidies received	**-**	–
(97.3)	(Acquisitions) Disposals of consolidated subsidiaries	**265.2**	(13.3)
8.4	Net cash of purchased or sold subsidiaries	**131.1**	–
(9.1)	Impact of timing differences	**6.0**	15.9
(153.8)	**Total**	**371.3**	(54.2)
	Cash flows from (used for) financing activities		
(36.5)	Dividends paid to Béghin-Say shareholders	**(43.3)**	(36.5)
(0.1)	Dividendes paid to minority shareholders of consolidated subsidiaries	**(0.1)**	(0.1)
(5.2)	Treasury shares of Béghin-Say SA	**0.6**	(0.1)
43.5	Increases (reductions) in borrowings	**(422.9)**	(29.1)
–	Impact of timing differences	**-**	–
1.7	**Total**	**(465.7)**	(65.8)
2.8	**Impact of exchange rate changes**	**(3.7)**	–
16.5	**Net change in cash and cash equivalents**	**36.7**	59.3
23.5	**Cash and cash equivalents at beginning of year**	**40.0**	23.5
40.0	**Cash and cash equivalents at end of year**	**76.7**	82.8

Cash and cash equivalents include "Cash" and "Marketable securities".

notes to the consolidated financial statements

1. Accounting policies and valuation methods

1.1. Accounting policies

The consolidated financial statements for the six months to June 30, 2002 have been prepared using the same accounting policies and valuation methods as those used for the 2001 annual statements, in accordance with regulation no. 99-02 of the French Accounting Standards Committee (CRC) and recommendation no. 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

1.2. Seasonal influence

Interim sales and operating income are subject to a seasonal effect relating to the sugar campaign carried out in the second half of the previous year. However, inter-campaign costs incurred during the first half are carried as deferred expenses until the new campaign actually starts. Consequently, second half results include the impact of production costs relating to the new campaign. Moreover, sales are traditionally higher in the final quarter of the year.

2. Scope of consolidation

The principal changes in the scope of consolidation since December 31, 2001 were as follows:
– Divestment and deconsolidation of the following Italian companies with effect from April 10, 2002:
- Eridania S.p.A, 100%-owned and fully consolidated until that date;
- Industria Saccarifera Italiana Agr., 65%-owned and fully consolidated until that date;
- Eribrand, 100%-owned and fully consolidated until that date;
- Cereol Silos, 100%-owned and fully consolidated until that date;
- Solgesa, 40%-owned and proportionally consolidated until that date.

3. Comparability

For comparative purposes, pro forma financial statements have been drawn up, restated to take account of (i) the impact of allocations made during the second half of 2001 of badwill arising on the demerger of the Eridania Béghin-Say Group in 2001, and (ii) deconsolidation of the Italian companies on April 10, 2002. They have not been restated for consolidation of the Brazilian operations on October 1, 2001, as the impact was not material.

Consolidated income statement (in millions of euro)	30/06/01	Total adjustment	30/06/01 pro forma	30/06/02
Net Sales	877.0	(130.9)	746.1	**779.8**
Operating income	88.8	0.9	89.7	**85.2**
Financial expense	(24.9)	5.5	(19.4)	**(20.2)**
Non-recurring items (excluding gain on activities sale)	(18.1)	1.6	(16.5)	**(6.3)**
Net gain on activities sale				**47.5**
Corporate income taxes	(19.3)	(1.5)	(20.8)	**(33.5)**
Net income of fully consolidated companies	26.5	6.4	32.9	**72.7**
Group share in income of companies consolidated by equity method	1.3	0.0	1.3	**2.0**
Goodwill amortization	(0.2)	1.4	1.2	**0.4**
Net income before minority interests	27.6	7.8	35.4	**75.1**
Minority interests	0.3	(0.5)	(0.2)	**0.5**
Net income – group share	27.9	7.3	35.2	**75.6**
Net earnings per share (in euros)	1.09	0.28	1.37	**2.96**
Average number of shares		25,668,609		**25,514,276**

Consolidated financial statements (in millions of euro)	31/12/01	Total adjustment*	31/12/01 pro forma	30/06/02
Non current assets				
Intangible assets	638.5	(46.1)	592.4	**590.6**
Goodwill / (Badwill), net	(133.4)	207.8	74.4	**58.2**
Property, plant and equipment	598.1	(226.1)	372.0	**375.9**
Long-term investments	53.6	(8.9)	44.7	**43.6**
Total	**1,156.8**	**(73.3)**	**1,083.5**	**1,068.3**
Current assets				
Inventories and work-in-process	991.6	(387.9)	603.7	**281.3**
Trade receivables, net of allowances	223.0	(69.2)	153.8	**135.1**
Other current assets	193.8	(68.6)	125.2	**140.1**
Trade payables	467.4	(80.9)	386.5	**105.6**
Other current liabilities	286.5	(64.6)	221.9	**193.3**
Total	**654.5**	**(380.2)**	**274.3**	**257.6**
Net deferred taxes	29.6	3.0	32.6	**18.7**
Investment subsidies	(0.2)	0.0	(0.2)	**(0.1)**
Provisions for risks and charges	(42.3)	6.0	(36.3)	**(33.6)**
Total net assets	**1,798.4**	**(444.5)**	**1,353.9**	**1,310.9**
Net financial borrowings	**1,169.9**	**(430.4)**	**739.5**	**708.8**
Shareholders' equity – group share	**585.4**	**13.5**	**598.9**	**585.6**
Minority interests	**43.1**	**(27.6)**	**15.5**	**16.5**

* Excluding gain on italian activities sale.

4. Segment information

(in millions of euro)	France	Italy	Hungary	Brazil	Other
Sales	564.9	200.9	80.2	65.2	0.0
Intra-group sales	46.3	47.9	31.6	5.7	0.0
Non-group sales	**518.7**	**153.0**	**48.6**	**59.5**	**0.0**
Operating income	**71.2**	**(4.0)**	**5.4**	**12.8**	**(0.2)**

5. Non-recurring items

Non-recurring items include EUR 47.5 million in capital gains on divestment of the Italian companies, a charge of EUR 2.5 million in connection with the employee profit-sharing plan, and EUR 3.8 million in other non-recurring expense.

16. Commitments and contingent liabilities

a) Hedging operations

(interest and exchange rate exposure)

(in millions of euro)	31/12/01	30/06/02
Reciprocal commitments (*)	1,135.2	1,055.4
Commitments received	200.0	200.0
Total	**1,335.2**	**1,255.4**

(*) At June 30, 2002, this figure comprised:
- 8% in forward currency purchases and sales to hedge commercial transactions, maturing within 1 to 17 months. Based on foreign exchange rates and interest rates prevailing at June 30, 2002, cancellation of all commercial hedging transactions would lead to a loss of EUR 1.8 million.
- 4% in forward currency purchases to hedge US dollar loans (EMTN).
- 88% in interest rate swaps to hedge interest rate exposure (maturing between 1 month and 6 years).

b) Hedging operations *(sugar)*

	Volume (in thousands of tonnes)	Contract value (in millions of euro)	Market value (in millions of euro)
Forward sugar purchases	100	20.3	16.9
Forward sugar sales	116	21.2	20.2

c) Other commitments

(in millions of euro)	31/12/01	30/06/02
Guarantees given to third parties	137.5	95.8*
Guarantees given to related companies	23.7	–
Guarantees received from third parties	7.6	8.3
Collateralised debt	3.1	2.7
Commitments with respect to fixed asset purchases	0.0	0.0

(*) At June 30, 2002, this figure included:
- A guarantee of EUR 26.8 million, of which EUR 20.1 million is borne by Provimi, Cereol and Cerestar under the terms of the demerger agreement;
- EUR 40.9 million in counter-indemnities in respect of export aid awarded and other commercial transactions connected with exports of non-quota sugar. The total facility made available by the banks is EUR 190.1 million.

17. Disputes and litigation

• Following an investigation in 1993 and 1994, in early 1997 Eridania Béghin-Say and certain other companies were notified by the French competition authorities *(Conseil de la Concurrence)* of certain allegations concerning trade practices in the sugar market.
On September 26, 2001, Béghin-Say received a copy of the report drawn up by the competition authorities.
On December 7, 2001, in response to the report, Béghin-Say sent the competition authorities a statement developing the arguments formulated in its written observations submitted on March 27, 1997. In addition, Béghin-Say also argued that the action had become statute-barred as (i) the competition authorities had taken no action which would have the effect of suspending the limitation period since March 31, 1998 and (ii) in light of the latest case law in the French Supreme Court (Cour de Cassation), the French Ministry of the Economy and Finance had no grounds to suspend the limitation period.
On July 18, 2002, the competition authorities held that there were no grounds to pursue the action, particularly against Béghin-Say, as the limitation period expired on March 31, 2001.

• Eridania Béghin-Say sold Ducros and its subsidiaries to the McCormick Group during 2000. The sale agreement contained a price revision clause that has since been invoked by McCormick, which communicated the amount of this revision to Eridania Béghin-Say. Cereol, which acquired the Group's food oils business, has taken over the dispute with McCormick. Furthermore, McCormick has opposed the Eridania Béghin-Say demerger and has initiated proceedings in this respect against Béghin-Say, Cereol, Cerestar and Provimi, the four new companies created pursuant to the demerger of Eridania Béghin-Say.

• To the company's knowledge, there are no other disputes or litigation pending which could have a material impact on the financial position, earnings, activity or assets of the company or the Group.

comments on the consolidated financial statements

The consolidation of **Açucar Guarani** added EUR 59.5 million to sales and EUR 12.8 million to operating income in the first half of 2002. Deconsolidation of the **Italian operations** with effect from April 10, 2002 trimmed sales by EUR 130.9 million but increased operating income by EUR 0.7 million.

The appreciation of the forint against the euro added EUR 2.3 million to sales and EUR 0.2 million to operating income.

Based on constant exchange rates and comparable consolidation scope, **sales** fell by 3.8% compared with the first half of 2001, to EUR 779.8 million, while **operating income** was down 19.3%. The reasons for these trends are explained in the section entitled "Activity".

Net financial expense fell by 18.9% to EUR 20.2 million, compared with EUR 24.9 million in first-half 2001. The decrease was due to lower interest rates during the period and a fall in the Group's average debt following divestment of the Italian operations in first-half 2002.

Pre-tax income from continuing operations totalled EUR 65.0 million, up 1.7% compared with first-half 2001.

The Group had **net non-recurring income** of EUR 41.2 million compared with a net non-recurring expense of EUR 18.1 million in first-half 2001. The 2002 figure included EUR 47.5 million in capital gains on divestment of the Italian operations.

Corporate income tax totalled EUR 33.5 million, giving an effective tax rate of 31.6%, lower than the usual rate of just over 35% due to the fiscal impact of the Italian divestment.

After adding the EUR 2.0 million group share in income from companies accounted for by the equity method, EUR 0.4 million in badwill amortisation and minority interests of EUR 0.5 million, **net income** came to EUR 75.6 million, compared with EUR 27.9 million in first-half 2001. The improvement was mainly due to the capital gain generated on the Italian divestment and the associated tax benefits, coupled with the fall in net interest expense, offset to some extent by a deterioration in operating performance.

Turning to the balance sheet at June 30, 2002, the Group had **shareholders' equity** of EUR 602.1 million (after dividend payment) compared with EUR 567.9 million one year earlier and EUR 628.5 million at the end of 2001.

After deducting EUR 33.8 million in cash and EUR 42.9 million in marketable securities, the Group's **net indebtedness** at June 30, 2002 stood at EUR 708.8 million versus EUR 1,064.0 million one year earlier and EUR 1,169.9 million at the end of 2001. The improvement was principally due to divestment of the Italian operations. The **debt-to-equity ratio** therefore fell to 1.18 from 1.86 at the end of 2001, while **interest cover** (ratio of operating income to interest expense) stood at 4.21 versus 3.57 at June 30, 2001 and 4.55 at the end of 2001.

statutory auditors' review report

On the half-year consolidated condensed financial statements.
Period from 1 January to 30 June 2002.

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce) , we have reviewed the accompanying half year consolidated condensed financial statements of Béghin-Say, covering the period from 1 January to 30 June 2002 and verified the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 June 2002 and of the results of its operations for the six month period then ended.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half-year management report supplementing the half-year consolidated condensed financial statements submitted to our review.

We have no comment to make as to the consistency with the half-year consolidated condensed financial statements and the fairness of the information contained in the half-year management report.

Paris and Neuilly, 6 September 2002.

The Statutory Auditors

Gramet Nahum & Associés
William Nahum

Deloitte Touche Tohmatsu
Dominique Evrard

(This is a free translation of the original French text for information purposes only).

Board of directors

Jérôme de Pelleport
Chairman and Chief Executive Officer

Directors

Guido Angiolini
Luigi Brasca (until April 10, 2002)
Jacques-Henri David
Carlos Fitz-James Stuart
Georges Garinois
Mario Lombardi
Angelo Maria Triulzi

Executive committee (at July 1, 2002)

Jérôme de Pelleport
Chairman and Chief Executive Officer

Thierry Drevon
Director of Sales Co-ordination and Marketing

Guy Dupire
Director of International Operations, Béghin-Say
Chief Executive Officer, Béghin-Say Hungary
Chairman and Chief Executive Officer, Açucar Guarani

Alain Foubert
Director of Industrial Operations

Renaud Wattinne
Chief Financial Officer

Statutory Auditors

Deloitte Touche Tohmatsu
Gramet Nahum & Associés

Financial Information

Person Responsible for Financial Information
Renaud Wattinne, Chief Financial Officer

Investor Relations
Olivier Leduc, Investor Relations Officer
Tel.: +33 1 41 43 10 45
Fax: +33 1 41 43 11 56
E-mail: oleduc@fr.beghin-say.com

Béghin Say

A French corporation
(société anonyme) with registered
capital of EUR 25,668,609
Headquarters:
12, rue Joseph-Béghin
F – 59239 Thumeries
Registration: 414 713 628 RCS Lille
NAF: 158 H

Production: Communications Division, Béghin-Say – Photo: Th. Grogny

Béghin-Say
Operational office
14, boulevard du Général-Leclerc
F 92572 Neuilly-sur-Seine Cedex
Telephone: + 33 1 41 43 14 00
http://www.beghin-say.com

http://www.beghin-say.fr
http://www.acucarguarani.com.br

Béghin Say

EDISON GROUP